UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

INTERNATIONAL GAME TECHNOLOGY PLC

(Exact Name of Registrant as Specified in Charter)

England and Wales	001-36906	98-1193882
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

11 Old Jewry, 6th Floor
London EC2R 8DU
United Kingdom

(Address of principal executive offices)

Neil Abrams
Senior Vice President and General Counsel
Telephone: (401) 392-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1	CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

International Game Technology PLC (the “Company”) has filed a Conflict Minerals Report, filed as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

This Form SD and the Company’s Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at merger.igt.com/en/investors as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02	Exhibits

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2	EXHIBITS

Item 2.01	Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2015	INTERNATIONAL GAME TECHNOLOGY PLC
(Registrant)

	By:	/s/ Neil Abrams
Neil Abrams
Senior Vice President and General Counsel